August 14, 2025

Jie Liu
Chief Executive Officer
Hongli Group Inc.
No. 777, Daiyi Road
Changle County, Weifang City
Shandong Province, China, 262400

        Re: Hongli Group Inc.
            Registration Statement on Form F-3
            Filed August 11, 2025
            File No. 333-289457
Dear Jie Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Huan Lou, Esq.